Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance Office of International Corporate Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	*14 November 2003*	*No of sheets:*	*1+17*

03037426

Please find enclosed the consolidated quarterly report of the KGHM Polska Miedź S.A. Capital Group for the 3rd quarter of 2003

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

SUPPL

PROCESSED
NOV 25 2003
THOMSON
FINANCIAL

03 NOV 18 AM 7:21

POLISH SECURITIES AND EXCHANGES COMMISSION

SA-QSIII / 2003

(for issuers of securities involved in production, construction, trade or services activities)

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569, and from 2002 No 31, item

The Management Board of KGHM Polska Miedź S.A.
hereby provides the consolidated quarterly report for the third quarter of 2003

Publication date: 14 November 2003

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
I. Net revenue from the sale of products, goods and materials	4 072 598	3 789 703	933 697	989 892
II. Operating profit (loss)	266 925	174 187	61 196	45 499
III. Profit (loss) before taxation	282 276	135 178	64 715	35 309
IV. Net profit (loss)	168 761	72 909	38 691	19 044
V. Net cash flow from operations	697 694	396 095	159 956	103 462
VI. Net cash flow from investing activities	(209 443)	(313 864)	(48 018)	(81 983)
VII. Net cash flow from financing activities	(140 052)	(23 861)	(32 109)	(6 233)
VIII. Total net cash flow	348 199	58 370	79 829	15 247
IX. Total assets	8 252 309	8 062 991	1 777 174	1 977 096
X. Liabilities and provisions for liabilities	5 075 662	4 808 333	1 093 068	1 179 033
XI. Long term liabilities	1 810 285	275 210	389 854	67 483
XII. Short term liabilities	1 569 824	2 981 359	338 069	731 048
XIII. Shareholders' funds	3 153 139	3 235 732	679 044	793 422
XIV. Share capital	2 000 000	2 000 000	430 710	490 412
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.84	0.36	0.19	0.10
XVII. Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	15.77	16.18	3.40	3.97
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

CONSOLIDATED BALANCE SHEET	as at 30 September 2003 end of quarter	as at 30 June 2003 end of prior quarter	as at 30 September 2002 end of quarter	as at 30 June 2002 end of prior quarter
ASSETS				
I. Fixed Assets	5 898 380	5 828 430	6 023 057	6 036 994
1. Intangible fixed assets, of which:	315 411	327 072	566 141	578 033
- goodwill	138	1 862	2 086	2 152
2. Goodwill of subordinated entities	631	691		
3. Tangible fixed assets	4 642 672	4 589 509	4 617 446	4 617 676
4. Long term debtors	4 617	4 612	7 386	3 886
4.1. From related entities				
4.2. From other entities	4 617	4 612	7 386	3 886
5. Long term investments	648 418	645 977	630 890	623 477
5.1. Real estate	5 067	5 068	5 068	5 068
5.2. Intangible fixed assets				
5.3. Long term financial assets	643 351	640 909	625 822	618 409
a) in related entities, of which:	33 321	33 585	40 014	38 890
-shares in subordinated entities valued by the equity method	27 511	27 874	40 007	38 883
- shares in subsidiaries and co-subsidiaries not subject to consolidation	5 804	5 704		
b) in other entities	610 030	607 324	585 808	579 519
5.4. Other long term investments				
6. Long term prepayments	286 631	260 569	201 194	213 924
6.1. Deferred tax asset	282 947	255 508	190 532	203 079
6.2. Other prepayments	3 684	5 061	10 662	10 845
II. Current assets	2 353 929	2 354 343	2 039 934	2 103 890
1. Inventory	898 860	952 267	1 074 426	1 080 821
2. Short term debtors	598 458	626 211	612 837	596 470
2.1. From related entities	1 276	2 334	3 407	5 628
2.2. From other entities	597 182	623 877	609 430	590 842
3. Short term investments	782 486	688 769	282 841	335 057
3.1 Short term financial assets	782 486	688 769	282 841	335 057
a) in related entities	700	751		
b) in other entities	210 215	329 335	87 596	100 805
c) cash and cash equivalents	571 571	358 683	195 245	234 252
3.2. Other short term investments				
4. Short term prepayments	74 125	87 096	69 830	91 542
Total assets	8 252 309	8 182 773	8 062 991	8 140 884

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds	3 153 139	3 255 524	3 235 732	3 182 015
1. Share capital	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid				
3. Own shares (negative value)				
4. Reserve capital	1 424 431	1 421 280	1 227 634	1 227 680
5. Revaluation reserve capital	767 827	940 110	736 562	759 869
6. Other reserve capital	859	2 597	648	648
7. Exchange rate differences arising from subordinated entities	22 747	22 408	22 325	20 120
a. positive exchange rate differences	22 747	22 408	22 325	20 120
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years	(1 231 486)	(1 229 750)	(824 346)	(824 737)
9. Net profit (loss)	168 761	98 879	72 909	(1 565)
10. Write-off of net profit in the financial year (negative value)				
II. Minority interest	16 955	18 597	18 274	18 312
III. Negative goodwill of subordinated entities	6 553	6 705	652	711
IV. Liabilities and provisions for liabilities	5 075 662	4 901 947	4 808 333	4 939 846
1. Provisions for liabilities	1 449 627	1 480 758	1 294 248	1 335 026
1.1. Provision for deferred income tax	226 832	282 478	117 895	122 291
1.2. Provision for retirement and related benefits	727 486	721 337	674 518	692 151
a) long term	674 707	668 243	624 174	641 195
b) short term	52 779	53 094	50 344	50 956
1.3. Other provisions	495 309	476 943	501 835	520 584
a) long term	413 919	412 019	388 498	397 535
b) short term	81 390	64 924	113 337	123 049
2. Long term liabilities	1 810 285	18 909	275 210	268 975
2.1. Toward related entities				
2.2. Toward other entities	1 810 285	18 909	275 210	268 975
3. Short term liabilities	1 569 824	3 207 284	2 981 359	3 129 408
3.1. Toward related entities	9 876	6 066	30 469	30 391
3.2. Toward other entities	1 487 490	3 122 349	2 886 077	3 024 723
3.3. Special funds	72 458	78 869	64 813	74 294
4. Accruals and deferred income	245 926	194 996	257 516	206 437
4.1. Negative goodwill				
4.2. Other accruals and deferred income	245 926	194 996	257 516	206 437
a) long term	2 547	2 628	2 330	2 508
b) short term	243 379	192 368	255 186	203 929
Total shareholders' funds and liabilities	8 252 309	8 182 773	8 062 991	8 140 834

Net assets	3 153 139	3 255 524	3 235 732	3 182 015
Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	15.77	16.28	16.18	15.91
Diluted shares outstanding				
Diluted net assets per share (in PLN)				

OFF-BALANCE SHEET ITEMS	as at 30 September 2003 end of quarter	as at 30 June 2003 end of prior quarter	as at 30 September 2002 end of quarter	as at 30 June 2002 end of prior quarter
1. Contingent debtors	82 760	84 611	69 187	68 605
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)	82 760	84 611	69 187	68 605
- received guarantees	12 261	14 830	294	336
- contested State budget issues	44 478	43 992	48 703	49 221
- bills of exchange debtors	25 873	25 609	19 889	18 690
- other	148	180	301	358
2. Contingent liabilities	26 436	27 505	23 511	19 496
2.1. Toward related entities (due to)	23 892	25 082	18 894	17 231
- granted guarantees	23 892	25 082	18 894	17 231
2.2. Toward other entities (due to)	2 544	2 423	4 617	2 265
- granted guarantees	2 544	2 423	4 617	2 265
3. Other (due to)	316 790	328 610	358 890	312 044
- bills of exchange	19 339	24 850	36 746	34 708
- contingent penalties			121	121
- perpetual usufruct of land of State budget	203 754	203 514	198 675	198 478
- fixed assets used on the basis of a rental, lease agreements etc.	2 348	2 255	996	996
- fixed assets used on the basis of a leasing agreement (not subject to depreciation)	3 746	3 746	3 746	3 810
- leased land	2	2	4	4
- rationalisation and R&D work, and other unrealised agreements	55 071	59 607	60 196	14 287
- contested State budget liabilities	24 103	24 103	47 621	48 685
- other unresolved and disputed issues, etc.	8 427	10 533	10 785	10 955

CONSOLIDATED PROFIT AND LOSS ACCOUNT	3rd quarter/2003 period from 1 July 2003 to 30 September 2003	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
I. Net revenue from the sale of products, goods and materials, of which:	1 482 166	4 072 598	1 296 442	3 789 703
- from related entities	614	8 394	4 523	12 199
1. Net revenue from the sale of products	1 333 663	3 823 688	1 263 039	3 680 703
2. Net revenue from the sale of goods and materials	148 503	248 910	33 403	109 000
II. Cost of products, goods and materials sold, of which:	(1 133 710)	(3 220 242)	(1 128 743)	(3 163 219)
- from related entities	(516)	(7 583)	(3 735)	(11 034)
1. Cost of manufactured products sold	(1 084 129)	(3 090 740)	(1 097 800)	(3 073 325)
2. Cost of goods and materials sold	(49 581)	(129 502)	(30 943)	(89 894)
III. Gross profit (I-II)	348 456	852 356	167 699	626 484
IV. Selling costs	(30 164)	(82 595)	(12 762)	(58 340)
V. General administrative costs	(136 830)	(411 429)	(141 910)	(430 417)
VI. Profit (loss) from sales (III-IV-V)	181 462	358 332	13 027	137 727
VII. Other operating income	15 957	60 795	70 489	156 253
1. Profit from disposal of non-financial assets	274	1 155	501	875
2. Subsidies	141	461	114	330
3. Other operating income	15 542	59 179	69 874	155 048
VIII. Other operating costs	(62 555)	(152 202)	(24 595)	(119 793)
1. Loss from disposal of non-financial assets				
2. Revaluation of non-financial assets	(4 734)	(49 305)	(11 169)	(30 639)
3. Other operating costs	(57 821)	(102 897)	(13 426)	(89 154)
IX. Operating profit (loss) (VI+VII-VIII)	134 864	266 925	58 921	174 187
X. Financial income	36 776	352 396	73 645	241 579
1. Dividends and share in profit, of which:	863	47 497		
-from related entities				
2. Interest, of which:	6 601	23 497	17 055	48 859
- from related entities	26	38	(2)	269
3. Profit from the disposal of investments	54 063	134 306	61 200	64 395
4. Revaluation of investments	(38 120)	124 450	(22 015)	61 517
5. Other	13 369	22 646	17 405	66 808
XI. Financial costs	(57 833)	(337 256)	(39 599)	(280 966)
1. Interest, of which:	(24 347)	(74 036)	(47 291)	(132 354)
- for related entities	(6)	(14)		(231)
2. Loss from the disposal of investments				
3. Revaluation of investments	13 481	(134 065)	16 098	(35 527)
4. Other	(46 967)	(129 155)	(8 406)	(113 085)
XII. Profit (loss) on the sale of all or some shares in subordinated entities				(1 016)
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)	113 807	282 065	92 967	133 784
XIV. Result on extraordinary items (XIV.1.-XIV.2.)	816	29	(463)	829
1. Extraordinary gains	47	203	(282)	3 060
2. Extraordinary losses	769	(174)	(181)	(2 231)
XV. Write-off of goodwill of subordinated entities	(59)	(177)	0	0
XVI. Write-off of negative goodwill of subordinated entities	152	359	79	565
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)	114 716	282 276	92 583	135 178
XVIII. Taxation	(46 157)	(114 843)	(19 600)	(64 537)
a) current taxation	(58 032)	(126 858)	1 303	(79 558)
b) deferred taxation	11 875	12 015	(20 903)	15 021
XIX. Other obligatory deductions from profit (loss increase)			480	480
XX. Share in net profit (loss) of subordinated entities valued by the equity method	(17)	932	971	2 455
XXI. Minorities (profit) loss	1 340	396	40	(667)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	69 882	168 761	74 474	72 909

Net profit (loss) (annualised)	(118 882)		(630 819)	
Weighted average number of ordinary shares	200 000 000		200 000 000	
Net profit (loss) per share (in PLN)	(0.59)		(3.15)	
Weighted average diluted number of ordinary shares				
Diluted profit (loss) per ordinary share (in PLN)				

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	3rd quarter/2003 period from 1 July 2003 to 30 September 2003	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
I. Shareholders' funds - beginning of the period	3 255 524	3 074 806	3 186 613	3 124 853
a) changes of accounting policies				29 300
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 255 524	3 074 806	3 186 613	3 154 153
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital				
a) increase, due to:				
- issuance of shares				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase (due to)				
b) decrease (due to)				
2.2. Called up capital not paid - end of the period				
3.Own shares - beginning of the period				
3.1. Changes in own shares				
a) increase, due to:				
b) decrease, due to:				
3.2. Own shares - end of the period				
4. Reserve capital - beginning of the period	1 421 280	1 230 371	1 227 680	1 425 055
4.1. Changes in reserve capital	3 151	194 060	(46)	(197 421)
a) increase, due to:	7 725	312 998	380	154 390
- issuance of shares over nominal value				
- from profit distribution (statutory)	(148)	861		109
- from profit distribution (over statutorily-required minimum value)	148	265 949		8 851
- transfer from revaluation reserve capital	1 408	2 808	707	3 095
- consolidation adjustments	12 065	33 943	26	122 087
- share in change of capital of entities valued by equity method	(4 027)			2 603
- other	(1 721)	9 437	(353)	17 645
b) decrease, due to:	(4 574)	(118 938)	(426)	(351 811)
- coverage of losses	(4 500)	(73 974)	(389)	(206 831)
- share in financial result of entities valued by equity method		(1 652)		(1 112)
- consolidation adjustments	(74)	(43 311)		(17 006)
- write-off of goodwill from prior years				(125 348)
- other		(1)	(37)	(1 514)
4.2. Reserve capital - end of the period	1 424 431	1 424 431	1 227 634	1 227 634
5. Revaluation reserve capital - beginning of the period	940 110	862 115	759 869	736 046
5.1. Changes in revaluation reserve capital	(172 283)	(94 288)	(23 307)	516
a) increase, due to:	(57 341)	150 394	(31 931)	67 192
- settlement of derivative instruments	6 177	15 093	19 752	50 805
- acquisition granting significant influence	1 295			
- valuation of hedging transactions, in the effective part	(106 273)	93 841	(51 683)	10 576
- excess of deferred income tax assets over provision for deferred taxation	41 453	41 453		
- other	7	7		5 811
b) decrease, due to:	(114 942)	(244 682)	8 624	(66 676)
- disposal of fixed assets	(1 231)	(2 759)	(679)	(3 619)
- valuation of hedging transactions, in the effective part	(90 070)	(99 130)	1 616	(57 934)
- settlement of derivative instruments	(53 399)	(142 712)	(527)	(527)
- excess of deferred income tax provision over deferred income tax assets	29 824		8 214	(4 594)
- other	(66)	(81)		(2)
5.2. Revaluation reserve capital - end of the period	767 827	767 827	736 562	736 562
6. Other reserve capital - beginning of the period	2 597	648	648	510
6.1. Changes in other reserve capital	(1 738)	211		138
a) increase, due to:	(1 738)	211		138
- creation of other reserve capital from net profit		89		138
- consolidation adjustments	(1 738)	122		
b) decrease, due to:				
6.2. Other reserve capital - end of the period	859	859	648	648
7. Exchange rate differences arising from subordinated entities	22 747	22 747	22 325	22 325
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 229 750)	(1 040 049)	(826 302)	(1 054 513)
8.1. Retained profit from prior years - beginning of the period	108 827	273 091	101 055	57 425
a) changes to accounting methodology (policies)				118 332
b) corrections due to error				

8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	108 827	273 091	101 055	175 757
a) increase, due to:	(633)	10 967		1 528
-distribution of profit from prior years				
- acquisition granting significant influence	(633)			
- consolidation adjustments		10 967		1 528
b) decrease, due to:	(4 402)	(279 145)	1	(76 229)
- coverage of loss from prior years		(7 745)		(14 837)
- transfer to reserve capital		(266 809)		(8 960)
- transfer to other reserve capital		(89)		(138)
- dividend payment	(4 402)	(4 402)	(6 413)	(6 413)
- payment of premium and bonus for employees		(100)		
- consolidation adjustments (including due to permanent diminution in value of shares)			6 414	(40 073)
- other decreases				(5 808)
8.3. Retained profit from prior years - end of the period	103 792	4 913	101 056	101 056
8.4. Uncovered loss from prior years - beginning of the period	1 239 698	1 313 140	927 357	1 111 938
a) changes to accounting methodology (policies)				89 032
b) corrections due to error				
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 239 698	1 313 140	927 357	1 200 970
a) increase, due to:	1 201	4 802		117 977
- transfer of losses from prior years to be covered				
- changes to accounting methodology (policies)				117 977
- consolidation adjustments	1 201	4 802		
b) decrease, due to:	(4 500)	(81 543)	(390)	(393 545)
- coverage of loss from profit distribution		(7 745)		(14 837)
- coverage of loss from reserve and other reserve capital	(4 500)	(73 974)	(389)	(206 831)
- consolidation adjustments		176		(161 826)
- other decreases			(1)	(10 051)
8.6. Uncovered loss from prior years - end of the period	1 236 399	1 236 399	926 967	925 402
8.7. Retained profit (uncovered loss) from prior years - end of the period	(1 132 607)	(1 231 486)	(825 911)	(824 346)
9. Net result	69 882	168 761	74 474	72 909
a) net profit	69 882	168 761	74 474	72 909
b) net loss				
c) write-off from profit				
II. Shareholders' funds - end of the period	3 153 139	3 153 139	3 235 732	3 235 732
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 153 139	3 153 139	3 235 732	3 235 732

CONSOLIDATED STATEMENT OF CASH FLOWS	3rd quarter/2003 period from 1 July 2003 to 30 September 2003	3 quarters accrued/2003 period from 1 January 2003 to 30 September 2003	3rd quarter/2002 period from 1 July 2002 to 30 September 2002	3 quarters accrued/2002 period from 1 January 2002 to 30 September 2002
A. Cash flow from operations - indirect method				
I. Net profit (loss)	69 882	168 761	74 474	72 909
II. Total adjustments	312 047	528 933	95 632	323 186
1. Minorities profit (loss)	(1 340)	(396)	(40)	657
2. Share in (profit) loss of subordinated entities valued by the equity method	17	(932)	(971)	(2 455)
3. Depreciation, of which:	102 363	351 539	126 853	382 686
- write-off of goodwill or negative goodwill of subordinated entities	(93)	(182)	(79)	(565)
4. (Profit) loss on exchange rate differences	43 245	61 042	34 603	73 393
5. Interest and share in profits (dividends)	27 389	26 287	49 779	117 423
6. (Profit) loss on investing activities	(52 052)	(130 551)	(61 724)	(59 054)
7. Change in provisions	27 588	42 305	(32 563)	127 891
8. Change in inventories	53 408	6 675	6 395	(75 590)
9. Change in debtors	28 989	129 286	(25 612)	(40 232)
10. Change in short term liabilities, excluding bank and other loans	46 486	93 978	46 436	4 727

11. Change in prepayments and accruals	50 331	137	85 523	122 925
12. Other adjustments	(14 377)	(50 437)	(133 047)	(329 195)
III. Net cash flow from operations (I+/-II)	381 929	697 694	170 106	396 095
B. Cash flow from investing activities				
I. Inflow	35 571	152 426	666 270	1 447 427
1. The sale of intangible fixed assets and tangible fixed assets	2 435	4 990	1 429	3 831
2. The sale of investments in real estate and intangible assets				
3. From financial assets, of which:	33 156	146 990	664 899	1 443 039
a) in related entities	71	82	4 845	12 501
- the sale of financial assets		1	4 845	12 398
- dividends and share in profit				
- repayment of long term loans granted				
- interest	21	31		3
- other inflow from financial assets	50	50		100
b) in other entities	33 085	146 908	660 054	1 430 538
- the sale of financial assets	32 055	71 521	659 853	1 425 132
- dividends and share in profit	988	47 497		
- repayment of long term loans granted				
- interest	42	3 890	187	5 355
- other inflow from financial assets		24 000	14	51
4. Other investment inflow	(20)	446	(58)	557
II. Outflow	(119 312)	(361 869)	(711 720)	(1 761 291)
1. The purchase of intangible fixed assets and tangible fixed assets	(90 770)	(223 939)	(111 839)	(428 937)
2. The purchase of real estate and intangible fixed assets				
3. For financial assets, of which:	(27 283)	(133 673)	(598 685)	(1 327 828)
a) in related entities	(100)	(12 654)	(22)	(23)
- the purchase of financial assets	(100)	(12 004)	(22)	(23)
- long term loans granted				
- other outflow from financial assets		(650)		
b) in other entities	(27 183)	(121 019)	(598 663)	(1 327 805)
- the purchase of financial assets	(19 483)	(82 319)	(593 663)	(1 322 745)
- long term loans granted				
- other outflow from financial assets	(7 700)	(38 700)	(5 000)	(5 060)
4. Dividends and other share in profit paid to minorities		(215)		
5. Other investment outflow	(1 259)	(4 042)	(1 196)	(4 526)
III. Net cash flow from investing activities (I-II)	(83 741)	(209 443)	(45 450)	(313 864)
C. Cash flow from financing activities				
I. Inflow	1 902 846	1 919 655	2 480	1 304 792
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		199		497
2. Credit and loans	1 901 846	1 918 456	2 480	1 304 295
3. The issuance of debt securities	1 000	1 000		
4. Other financial inflow				
II. Outflow	(1 987 740)	(2 059 707)	(166 191)	(1 328 653)
1. The purchase of own shares				
2. Dividends and other shareholder-related payments				
3. Other outflow from profit distribution, excepting shareholder-related payments				
4. Repayment of bank and other loans	(1 935 153)	(1 953 562)	(120 085)	(1 211 027)
5. The buy-back of debt securities				
6. Due to other financial liabilities				
7. The payment of liabilities from financial leasing agreements	(660)	(1 391)	(7)	(7)
8. Interest	(51 927)	(104 754)	(46 099)	(117 583)
9. Other financial outflow				(31)
III. Net cash flow from financing activities (I-II)	(84 894)	(140 052)	(163 711)	(23 861)
D. Total net cash flow(A.III+/-B.III+/-C.III)	213 294	348 199	(39 055)	58 370
E. Change in balance sheet total of cash and cash equivalents, of which:	212 888	348 276	(39 007)	58 662
- change in cash and cash equivalents due to exchange rate differences	(406)	77	48	292
F. Cash and cash equivalents - beginning of the period	358 466	223 561	234 151	136 726
G. Cash and cash equivalents - end of the period (F+/-D), of which:	571 760	571 760	195 096	195 096
- including those having limited rights of disposal	19 199	48 269	(290)	27 716

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR THE THIRD QUARTER OF 2003 - PURSUANT TO § 61 SECTION 7 TOGETHER WITH SECTION 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U.NR 139, ITEM 1569 AND FROM 2002, DZ.U.NR 31, ITEM 280).

I. METHODOLOGY APPLIED IN PREPARING THIS REPORT.

Introduction

KGHM Polska Miedź S.A., as the dominant entity of a Capital Group, fully consolidated 24 subsidiary entities in the current quarter, one subsidiary entity of a different profile of activity and 4 associated entities valued by the equity method.

The consolidated financial report excluded the below-mentioned subsidiary entities from consolidation, as the financial data of these entities was insignificant from the point of view of an honest presentation of the assets, finances and financial result.

Data justifying exclusion from consolidation as at 30 September 2003

Name of company	Total assets as at 30.09.2003 ('000 PLN)	Percentage share in total assets of dominant entity (%)	Net revenues from the sale of goods and products, together with income from financial operations for the period 1.01.2003 do 30.09.2003 ('000 PLN)	Percentage share in revenues of dominant entity (%)
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	694	0.0082	1 896	0.0360
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 009	0.0120	2 431	0.0461
"Zagłębie" Lubin Sportowa Spółka Akcyjna	1 438	0.0171	6 656	0.1263

Accounting principles.

The financial data presented in this quarterly report for the current period and comparable prior period were prepared based on accounting principles as described in the consolidated report for the first half of 2003, published on 6 October 2003.

Financial data for the prior period have been restated.
Changes carried out with respect to previously published data for the first three quarters of 2002 relate to:
- estimation of the provision for mine closure costs in accordance with the methodology of IAS and settlement of the effects of this estimation, which increased the financial result by PLN 74 426 thousand, and
- the valuation of embedded instruments, which led to a decrease in the financial result by PLN 2 380 thousand.

The total effect of these changes in methodology led to an improvement in the financial result for the accrued comparable period of PLN 72 046 thousand, while the settlement of effects of changes in accounting principles relating to the period prior to 1 January 2002 resulted in a decrease of undistributed profit of prior years in the amount of PLN 66 845 thousand

Exchange rates applied

The following currency rates were applied in the calculation of selected financial data expressed in EUR:

- for the calculation of turnover, financial results and cash flow for the current accrued period, the rate of 4.3618 PLN/EUR,
- for the calculation of assets and capital as at 30 September 2003, the rate of 4.6435 PLN/EUR,
- for the calculation of turnover financial results and cash flow for the accrued comparative period, the rate of 3.8284 PLN/EUR,
- for the calculation of assets and capital as at 30 September 2002, the rate of 4.0782 PLN/EUR.

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

II. INFORMATION ON ADJUSTMENTS DUE TO PROVISIONS AND ADJUSTMENTS REVALUING ASSETS.

Provisions for future expenses and liabilities.

In the current quarter entities of the Capital Group actualised the provision for future expenses and liabilities, with the effects of actualisation of this provision being settled in the financial result of the current quarter.

Changes in provisions impacting the profit before taxation related to:

- the provision for future mine closure costs created in the dominant entity.
  The effect of this revaluation is an increase in the provision of PLN 2 260 thousand
  (PLN 4 001 thousand accrued increase of the result from the beginning of the year)

- the provision for employee benefits with respect to retirement-disability rights, jubilee awards and coal-equivalent payments paid after the period of employment.
  The effect of this revaluation is the creation of a provision in the amount of PLN 9 975 thousand and the release of a provision in the amount of PLN 3 873 thousand.
  The financial result of the current quarter was decreased by PLN 6 102 thousand
  (PLN 16 445 thousand accrued charge to the financial result from the beginning of the year),

- the provision for liabilities of the dominant entity towards local authorities for permission to expand the tailings pond.
  The effect of this revaluation was a decrease of the financial result by PLN 1 746 thousand
  (PLN 3 180 thousand accrued increase in the financial result from the beginning of the year)

- the provision for payment of a bonus together with charges in the dominant entity. The effect of this was a decrease in the financial result by PLN 19 140 thousand
  (PLN 19 140 thousand accrued charge to the result from the beginning of the year),

- the provision for the probability of contractual liabilities arising due to mining work and of other liabilities related to mining work. This increase in the provision impacted the financial result of the current quarter in the amount of PLN 141 thousand, while the release of provisions created in prior periods led to an increase of the financial result by PLN 2 123 thousand.
  (PLN 1 841 thousand accrued charge to the financial result from the beginning of the year),

- the provision for the risk of liabilities arising in the real estate tax on telecommunications facilities not recognised as real estate by Telefonia Dialog S.A. in the tax base. PLN 6 767 thousand
  (PLN 6 767 thousand accrued charge to the result from the beginning of the year).

In addition, as respects settlement with the State budget following a tax audit conducted in KGHM Polska Miedź S.A. for the year 2000, net profit in the first half of 2003 was decreased by PLN 44 360 thousand, of which PLN 1 536 thousand was as a provision for liabilities. The remaining amount represents an allowance for debtors with the State budget which arose in 2002 as a result of the payment of additional tax assessment to the State budget.
A provision was created in accruals for one-off wages together with charges, which increased costs of the current quarter, in the amount of PLN 67 911 thousand
(PLN 224 661 thousand accrued increase in costs from the beginning of the year).

Deferred income tax

Due to the arising of temporary differences between the balance sheet value and taxable value of balance sheet items, the tax asset and the deferred income tax provision were actualised.

In the accrued period of the current year there was an increase in tax assets of PLN 77 761 thousand, of which the following was settled:

- as an increase of the net profit PLN 65 203 thousand,
- as an increase of shareholders' funds PLN 12 558 thousand.

The deferred income tax provision increased by PLN 24 291 thousand, of which the following was settled:

- as a decrease of the net profit PLN 53 185 thousand,
- as an increase of shareholders' funds PLN 28 894 thousand.

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

Adjustments revaluing assets

Due to the revaluation of tangible and financial assets at the end of the current quarter, the profit before taxation was decreased by PLN 26 478 thousand.
Due to accrued revaluation of assets since the beginning of the year, the financial result was decreased by PLN 65 731 thousand.
Due to valuation of open future cash flow hedging transactions in an amount reflecting the effective part of the hedge (including valuation of credit drawn in USD), after reflecting the settlement of these transactions and the provision for deferred income tax as well as the market valuation of long term investments, revaluation reserve capital was decreased in the current quarter by PLN 172 280 thousand.
The accrued decrease from the beginning of the year in revaluation reserve capital amounts to PLN 91 462 thousand.

The effects of valuation in the current quarter, and settled in profit before taxation, relate to:

- the allowance for debtors together with interest (excess of allowances created over released), charged to the financial result in the amount of PLN 1 774 thousand
  (an accrued charge to the financial result of PLN 52 055 thousand from the beginning of the year)
  Of the above allowances, PLN 42 294 thousand relates to State budget debtors in the dominant entity due to VAT together with penalties and interest in the dominant entity, which arose in 2002 following payment to State budget of additional assessment for 2000 following a treasury audit,

- a decrease in the value of current inventories and of tangible fixed assets due to valuation to net market value. As a result of revaluation the financial result of the quarter was decreased by PLN 125 thousand
  (an accrued charge to the financial result of PLN 4 121 thousand from the beginning of the year)

- the valuation of financial assets, as a result of which the financial result of the current quarter was decreased by PLN 24 640 thousand
  (an accrued decrease of the financial result of PLN 9 616 thousand from the beginning of the year)

III. LIST OF ACHIEVEMENTS OR FAILURES OF THE CAPITAL GROUP DURING THE THIRD QUARTER OF 2003, TOGETHER WITH A LIST OF THE MOST IMPORTANT RELATED EVENTS

Telefonia DIALOG S.A.

Apart from the dominant entity, the greatest impact on the economic results of the Capital Group is from Telefonia DIALOG S.A.
During the first three quarters of 2003, Telefonia DIALOG S.A. earned revenues from sales of PLN 287 500 thousand, achieving a profit on sales of PLN 48 164 thousand and an operating profit of PLN 31 721 thousand. The profitability on operations is due to the continuation of activities carried out in 2002 aimed at improving the results of its economic activities. In the first nine months of 2003 this company achieved a high level of EBITDA of 42%. The number of ringing lines-to-employee is successively increasing, and as at 30 September amounts to 406, which is a significant achievement when compared to the competition.
Financial activities have a significant impact on the net profit of the company. The loss on financial activities was mainly due to negative exchange rate differences as regards the valuation of its license, exchange rate differences as regards the valuation of bonds and interest costs on bonds.
KGHM Polska Miedź S.A. continues to finance Telefonia DIALOG S.A. in such a way as to maintain its continued growth and continued increase in value. In the first three quarters of 2003 KGHM Polska Miedź S.A. made payment on shares in the total amount of PLN 80 000 thousand, this being the result of obligations on the part of KGHM Polska Miedź S.A. arising from the acquisition of shares by KGHM Polska Miedź S.A. in 2001. As at the date of preparation of this report a further PLN 20 000 thousand remained to be paid toward the capital of this company.
On 15 July 2003 KGHM Polska Miedź S.A. obtained the bonds of Telefonia DIALOG S.A having a total nominal amount of PLN 1 379 800 thousand; the maturity of bonds having a total nominal amount of PLN 294 000 thousand was set at 17 July 2006, while for the remaining bonds maturity was set at 18 December 2006. This issuance of bonds replaces the existing issuance having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, which matured on 15 July 2003;
Independent of the internal activities of the company are actions aimed at seeking an optimum structure as regards the company's debt, among others, at the request of Telefonia DIALOG S.A., and based on the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line operators, on 28 March 2003 the Ministry of Infrastructure initiated proceedings for the cancellation of licensing and prolongation fees. As at the date of preparation of this report the Ministry of Infrastructure has granted a promise to Telefonia DIALOG S.A. to cancel the above licensing liabilities. The value of liabilities due to obtained licenses and of prolongation fees subject

KGHM Polska Miedź S.A. SA-QS III / 2003 In '000 PLN

to these proceedings amounts to PLN 568 940 thousand (based on the average NBP exchange rate of 30 September 2003).

An important event which impacted the activities of Telefonia DIALOG S.A. was the signing of an agreement with Telekomunikacja Polska S.A. which enables the subscribers of TP S.A. to make use of the services of Telefonia DIALOG S.A. The services of Telefonia DIALOG S.A. will be open to all subscribers of TP S.A. throughout Poland. The subscribers of TP S.A. will be able to make use of interzone and international connections using the prefix 1011 belonging to Telefonia DIALOG S.A., of a wide range of internet dialup services of Telefonia DIALOG S.A. (among others unlimited, 24-hour access through a lump sum payment - DIALNET Daily). This agreement describes details of the usage of telecommunications infrastructure, such as the laying of telecoms cables, fiber optics and 2 Mbit/s streaming, in order to establish 12 points of contact between the networks of TP S.A. and Telefonia DIALOG S.A., as well as the principles of billing, invoicing and subscriber complaints, among others. A similar agreement was entered into with the local operator Szeptel S.A. These agreements expand the availability of the services offered by Telefonia DIALOG S.A.

Other significant events and issues concerning the Capital Group

On 1 August 2003 the merger of the companies INOVA Centrum Innowacji Technicznych Sp z o.o. and Zakład Wyrobów Gumowych Sp. z o.o., through transfer of the assets of Zakład Wyrobów Gumowych Sp. z o.o to the company INOVA Centrum Innowacji Technicznych Sp z o.o., was registered. The share capital of INOVA Centrum Innowacji Technicznych Sp z o.o. after registration of these changes amounts to PLN 3 850 thousand. Dolnośląska Spółka Inwestycyjna S.A. owns 100% of the shares of INOVA Centrum Innowacji Technicznych Sp z o.o.

KGHM Polska Miedź S.A. is undertaking activities aimed at improving the situation of the subsidiary Miedziowe Centrum Zdrowia S.A. A program of restructurisation is currently being developed for this company.

The following also took place after the balance sheet date: the acquisition by KGHM Metale S.A. of 15.89% of the shares of WM Łabędy S.A. and the merger of the subsidiaries „KWARCE" S.A. and PeBeKa S.A. Details on this subject may be found in chapter V.

IV. FACTORS AND EVENTS, IN PARTICULAR THOSE OF AN UNUSUAL NATURE, HAVING A SIGNIFICANT IMPACT ON THE FINANCIAL RESULTS.

Financial result

The consolidated financial result for the current quarter was a profit in the amount of PLN 69 882 thousand and an accrued profit from the beginning of the year of PLN 168 761 thousand, composed of:

- the profit of the dominant entity (an accrued profit of PLN 279 839 thousand from the beginning of the year)	PLN 90 872 thousand
- individual results of subsidiaries – an excess of losses over profits ((PLN 100 006 thousand) accrued from the beginning of the year, including Telefonia Dialog S.A. (PLN 110 149 thousand))	(PLN 19 533 thousand)
- share in the consolidated results of entities valued by the equity method – an excess of losses over profits (PLN 932 thousand accrued profits over losses from the beginning of the year)	(PLN 17 thousand)
- consolidation adjustments decreasing the result ((PLN 12 004 thousand) accrued from the beginning of the year) of which:	(PLN 1 440 thousand)
- write-off of negative goodwill PLN 152 thousand (PLN 359 thousand accrued from the beginning of the year)	
- write-off of goodwill ((PLN 178 thousand) accrued from the beginning of the year)	(PLN 60 thousand)
- share in minorities' profits (PLN 396 thousand accrued from the beginning of the year)	PLN 1 340 thousand
- adjustment of exchange rate differences from the valuation of debt securities issued within the Group	(PLN 9 261 thousand)

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

((PLN 6 155 thousand) accrued from the beginning of the year)

-	dividends ((PLN 5 539 thousand) accrued from the beginning of the year)	(PLN 156 thousand)
-	adjustments revaluing assets of the Group ((PLN 1 212 thousand) accrued from the beginning of the year)	PLN 1 561 thousand
-	exchange rate differences from consolidation conversion ((PLN 4 497 thousand) accrued from the beginning of the year)	(PLN 1 541 thousand)
-	profit from unrealised sales (PLN 3 860 thousand accrued from the beginning of the year)	PLN 2 565 thousand
-	adjustment to income tax on unrealised profits ((PLN 1 722 thousand) accrued from the beginning of the year)	(PLN 85 thousand)
-	adjustments due to valuation of long term investments (PLN 2 407 thousand accrued from the beginning of the year)	PLN 3 856 thousand
-	other adjustments (PLN 277 thousand accrued from the beginning of the year)	PLN 189 thousand

Revenues and costs of operating activities

The structure of revenues from sales in the current accrued period remains similar to that of prior periods. Over 86% of revenues from the sale of products represent revenues from the sale of copper, silver and copper products. Export sales represent over 63% of total revenues from the sale of products.
The increase in revenues from sales of products in relation to the comparable prior period was due to the increase in copper prices on the LME, the increase in average silver prices on the London Bullion Market, and to an increase in the volume of sales of copper, copper products and of silver. The level of revenues was also affected by the decrease in the USD/PLN exchange rate.
The increase in operating costs – the cost of products, goods and materials sold and selling costs – is due to the increase in the volume of copper and silver sales.

Other operating activities

In other operating activities of the current accrued period, costs exceeded income by PLN 91 407 thousand, including PLN 46 598 thousand in the current quarter. This was impacted by operations of the current quarter - the creation of provisions for future employee benefits and payment of a bonus in the dominant entity, and also the creation of allowances revaluing State budget debtors due to VAT in the dominant entity in the first half of 2003.

Financial activities

The result on financial activities in the current period was an excess of income over costs of PLN 15 140 thousand, including an excess of costs over income of PLN 21 057 thousand in the current quarter.
This result was impacted by operations of the current quarter, i.e. to the profit achieved on the disposal of derivative instruments, to the loss on revaluation of derivative instruments and to the excess of negative exchange rate differences over positive. The result on financial activities for the accrued period was also impacted by the dividend received from Polkomtel S.A.

V. EVENTS WHICH OCCURRED AFTER 30 SEPTEMBER 2003 WHICH ARE NOT REFLECTED IN THIS REPORT, BUT WHICH COULD HAVE A SIGNIFICANT IMPACT ON THE FUTURE FINANCIAL RESULTS OF THE CAPITAL GROUP.

The merger of companies

On 1 October 2003 the merger of the companies KWARCE S.A. and Przedsiębiorstwo Budowy Kopalń S.A., through transfer of the assets of KWARCE S.A. to the company Przedsiębiorstwo Budowy Kopalń S.A., was registered. As a result of this merger the share capital of Przedsiębiorstwo Budowy Kopalń S.A. was increased by

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

PLN 2 138 thousand through the creation of 35 056 new shares having a nominal value of PLN 61 each. The shares in the increased share capital were obtained by the existing shareholder of both companies - Dolnośląska Spółka Inwestycyjna S.A. (a subsidiary of KGHM Polska Miedź S.A.) in exchange for the assets of KWARCE S.A.

The acquisition of shares

On 16 October 2003 KGHM Metale S.A. (a subsidiary of KGHM Polska Miedź S.A.), on the basis of an agreement signed on 19 September 2003 between KGHM Metale S.A. and the Ministry of the State Treasury, acquired the first tranche of 377 651 shares of WM Łabędy S.A., representing 15.89% of the share capital of this company. Following this transaction KGHM Polska Miedź S.A. owns 50% of the share capital of WM Łabędy S.A. + 1 share.
Based on this agreement, KGHM Metale S.A. will acquire from the Ministry of the State Treasury 960 000 shares of WM Łabędy S.A. having a nominal value of PLN 10.00 each, representing 40.39% of the share capital of WM Łabędy S.A. and the same number of votes at the General Meeting.
Further tranches will be acquired under the following schedule:

- Tranche II - 291 174 shares, representing 12.25% of the share capital of this company - within 14 working days prior to the expiration of the 12-month period calculated from the date of acquisition of the first tranche,
- Tranche III - 291 175 shares, representing 12.25% of the share capital of this company - within 14 working days prior to the expiration of the 12-month period calculated from the date of acquisition of the second tranche.

VI. POSITION OF THE MANAGEMENT BOARD WITH RESPECT TO THE POSSIBILITY OF ACHIEVING PREVIOUSLY-PUBLISHED FORECASTS OF RESULTS FOR THE YEAR 2003, IN LIGHT OF THE RESULTS PRESENTED IN THIS CONSOLIDATED QUARTERLY REPORT RELATIVE TO FORECAST RESULTS

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Capital Group results. Published information relating to the parameters of the technical-economic plan for 2003 only relate to the dominant entity.

VII. SHAREHOLDERS HOLDING AT LEAST 5% OF THE TOTAL NUMBER OF VOTES ON THE GENERAL MEETING OF THE DOMINANT ENTITY AS AT THE DATE OF PUBLICATION OF THIS REPORT, AND CHANGES IN THE OWNERSHIP STRUCTURE OF SIGNIFICANT PACKETS OF SHARES IN THE PERIOD SINCE PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Shareholder	Shares held as at publication date of Q2 2003 report (same number of votes)	% of share capital held as at publication date of Q2 2003 report (same number of votes)	Shares held as at 30 September 2003 (same number of votes)	% of share capital held as at 30 September 2003 (same number of votes)
State Treasury	88 567 589	44,28 %	88 567 589	44,28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	14 306 768[1]	7.15%[1]	13 813 958	6.91%
Powszechna Kasa Oszczędności Bank Polski S.A.	10 750 922	5.38 %	10 750 922	5.38 %

[1] as at 30 June 2003

As at the date of publication of this consolidated quarterly report the dominant entity had not been informed of any substantive changes in the shareholder structure in relation to the amounts recorded on the balance sheet date.

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

VIII. CHANGES IN OWNERSHIP OF SHARES OF THE DOMINANT ENTITY OR OF RIGHTS TO THEM (OPTIONS) BY MANAGEMENT OR SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY, BASED ON INFORMATION HELD BY THE DOMINANT ENTITY, DURING THE PERIOD FOLLOWING PUBLICATION OF THE PRIOR CONSOLIDATED QUARTERLY REPORT.

Based on information held by the dominant entity, the table below shows ownership of Company shares by management and supervisory personnel:

Position	First name, surname	Shares held as at publication date of Q2 2003 report	Shares bought since publication of Q2 2003report	Shares sold since publication of Q2 2003report	Shares held as at publication date of Q3 2003 report
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Vice President of the Management Board	Tadeusz Szeląg	1073	0	0	1073
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	3319	0	3 314	5
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Jerzy Kisilowski	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	N/A	N/A	N/A	N/A

IX. LIST OF PROCEEDINGS BEING PURSUED IN A COURT, AN APPROPRIATE BODY FOR ARBITRATION, OR IN A BODY OF PUBLIC ADMINISTRATION.

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 30 September 2003, exceeds 10% of the shareholders' funds of KGHM Polska Miedź S.A. and amounts to PLN 761 190 thousand, including PLN 135 066 thousand in debtors, and PLN 626 124 thousand in liabilities.

1. The largest on-going proceedings in the group of debtors are as follows:

a)

- subject of proceedings: additional VAT assessment for 2000,
- value of subject of dispute: PLN 24 927 thousand,
- date on which court proceedings were initiated: 3 July 2003 – submission of appeal to the Supreme Administrative Court (NSA) of 12 decisions dated 30 May 2003 by the Legnica Branch of the Tax Office in Wrocław,

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

- parties to the proceedings: KGHM Polska Miedź S.A. in Lubin as the appealing party, and the tax authority - the Legnica Branch of the Tax Office in Wrocław
- position of KGHM Polska Miedź S.A.: the additional VAT assessment is the result of the Tax Control Authority including sales not subject to VAT under total sales. On 3 July 2003 KGHM Polska Miedź S.A. submitted an appeal of the decisions of the Legnica Branch of the Tax Office in Wrocław to the NSA.

b)
- subject of proceedings: payment from profit for 1996.
- value of subject of dispute: PLN 23 729 thousand,
- parties to the proceedings: KGHM Polska Miedź S.A. in Lubin as the appealing party, and the tax authority - the Legnica Branch of the Tax Office in Wrocław,
- on 3 July 2003 the Wrocław branch of the NSA denied the appeal of KGHM Polska Miedź S.A..
- position of KGHM Polska Miedź S.A.: KGHM Polska Miedź S.A. has the right to submit a cassation appeal to this decision of the Court, and intends to do so.

c)
- subject of proceedings: additional VAT assessment for 2001,
- date on which tax proceedings were initiated: 10 October 2002,
- value of subject of dispute: PLN 15 316 thousand,
- party to the proceedings: KGHM Polska Miedź S.A.,
- position of KGHM Polska Miedź S.A.: the additional VAT assessment is the result of the Tax Control Authority including sales not subject to VAT under total sales. KGHM Polska Miedź S.A. has submitted an appeal of the decisions of the Director of the Tax Control Authority to the Legnica Branch of the Tax Office in Wrocław. On 3 November 2003 the Management Board of KGHM Polska Miedź S.A. was informed of the passage of a decision by the Legnica Branch of the Tax Office in Wrocław which overruled the decision of the Director of the Tax Control Authority in Wrocław, and ordered the matter to be reheard.

2. The largest on-going proceedings in the group of liabilities are as follows:

a)
- subject of proceedings: restructurisation of licensing liabilities by their cancellation, in connection with the incurring by Telefonia DIALOG S.A. of investment expenditures on its telecommunications infrastructure,
- date on which proceedings were initiated: 28 March 2003,
- party to the proceedings: Telefonia DIALOG S.A. in Wrocław,
- value of subject of proceedings: PLN 568 940 thousand (based on average NBP exchange rate of 30 September 2003) including PLN 547 236 thousand for licensing fees and PLN 21 704 thousand for prolongation fees,
- position of this company: Telefonia DIALOG S.A. has requested the Minister of Infrastructure to cancel the payment of instalments on licensing and prolongation fees in connection with the coming into force of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators. This law allows for the restructurisation of licensing liabilities through their cancellation, as a result of the investment expenditures incurred by Telefonia Dialog S.A. on its telecommunications infrastructure. The expenditures incurred by Telefonia DIALOG S.A. in the years 2001-2002 are sufficient to cover the entire amount of the licensing liabilities, which consequently allows cancellation of all of these liabilities. On 18 August 2003 a decision was received from the Minister of Infrastructure dated 7 August 2003 related to the cancellation of liabilities due to licensing and prolongation fees. In this decision the Minister granted a promise to cancel payment liabilities due to the providing of telecommunications services. Cancellation of these payments will take place following a review of the investment expenditures incurred, documented in accordance with art. 8 of the law dated 23 November 2002 on the restructuring of licensing liabilities of fixed-line public telephone network operators (Journal of Laws from 2002, Nr 233, item 1956). In addition, the Minister of Infrastructure has deferred to 30 September 2004 the deadline for payment of the above-mentioned licensing and prolongation fees. On 22 August 2003 Telefonia DIALOG S.A. submitted a report to the Minister of Infrastructure detailing the type, scope and amount of investment expenditures incurred by Telefonia DIALOG S.A. together with applicaple documentation. On 30 September 2003 Telefonia Dialog S.A. received a letter from the Ministry of Infrastructure, in which Telefonia DIALOG S.A. was informed that, due to the complicated nature of this matter and to the necessity to carry out a complex analysis of the documents in question, the deadlines described in art. 10 sections 1 and 2 of the law dated 23 November 2002 on restructurisation of the licensing liabilities of fixed-line public telephone network operators will not be met. The company was also informed that conclusion of these control proceedings and verification of the submitted report together with its documentation, as well as the passage of a decision, will be by the end of November 2003.

b)
- subject of proceedings: payment of damages due to degradation of water quality from the AQ1 and AQ2 water supplies due to flooding of the former Konrad mine in Iwiny,

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

- value of subject of dispute: PLN 12 299 thousand,
- date on which proceedings were initiated: suit dated 24 March 2003, received by KGHM Polska Miedź S.A. on16 April 2003,
- parties to the proceedings: BOBMARK INTERNATIONAL Sp. z o. o. with its registered head office in Warsaw and KGHM Polska Miedź S.A. in Lubin,
- position of KGHM Polska Miedź S.A.: the suit against KGHM Polska Miedź S.A. is groundless, as it is not entitled to be a party to the suit. KGHM Polska Miedź S.A.'s response to the suit is that it was incorrectly identified as being a party to the suit. In respect of this, BOBMARK INTERNATIONAL Sp. z o. o. submitted an application on 31 July 2003 to issue a summons to PEW AQUAKONRAD S.A. in Iwiny to take part in this suit, as PEW AQUAKONRAD S.A. in liquidation is carrying out the process of flooding of the former Konrad mine. The court ordered PEW AQUAKONRAD S.A. in liquidation to participate in the suit.

c)
- subject of proceedings: proceedings related to mining damages,
- value of subject of dispute: PLN 7 764 thousand,
- date on which proceedings were initiated: 29 October 2001,
- parties to the proceedings: Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. in Niwnice versus AQUAKONRAD S.A. in liquidation in Iwiny (a subsidiary of KGHM Metale S.A. in Lubin),
- position of AQUAKONRAD S.A. in liquidation: AQUAKONRAD S.A. in liquidation has requested that the suit be dismissed and that the costs of the proceedings be adjudicated. By a ruling dated 16 April 2003 the Regional Court in Świdnica dismissed the suit. The party bringing the suit – Kopalnia Gipsu i Anhydrytu „Nowy Ląd" Sp. z o. o. – has appealed this decision of the Regional Court to a Court of the second instance. AQUAKONRAD S.A. in liquidation has requested dismissal of this appeal. On 10 October 2003 the Appeals Court, after hearing the appeal, returned the matter to be reheard in a court of the first instance.

X. TRANSACTIONS ENTERED INTO BY KGHM POLSKA MIEDŹ S.A. OR A SUBSIDIARY WITH RELATED ENTITIES, IF THE VALUE OF THESE TRANSACTIONS (BEING THE TOTAL VALUE OF ALL TRANSACTIONS ENTERED INTO SINCE THE BEGINNING OF THE FINANCIAL YEAR) EXCEEDS THE EQUIVALENT OF EUR 500 000 – WHICH ARE NOT TYPICAL AND ROUTINE TRANSACTIONS ENTERED INTO UNDER MARKET CONDITIONS BETWEEN RELATED ENTITIES AND DO NOT ARISE FROM ON-GOING OPERATING ACTIVITIES

1. Transactions entered into between KGHM Metale SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary of KGHM Metale S.A.), relating to the rollover of discount bearer bonds issued by WFP "Hefra" S.A. in the total amount of PLN 3 300 thousand and the buyback of these bonds for PLN 1 100 thousand. Total value of these transactions since the beginning of 2003 is PLN 4 400 thousand. The last transaction having the highest value was entered into on 14 April 2003 in the amount of PLN 700 thousand and relates to the buyback of bonds.

2. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and ZM "Legmet" Sp. z o.o. (a subsidiary of DSI S.A.) relating to the purchase by DSI S.A. of commercial paper (civil law debt bonds) of ZM "Legmet" Sp. z o.o. in the amount of PLN 2 100 thousand, the rollover of debt bonds of PLN 600 thousand and to a loan granted to ZM "Legmet" in the amount of PLN 5 000 thousand. Total value of these transactions since the beginning of 2003 is PLN 7 700 thousand. The highest value transaction was entered into on 30 April 2003 and relates to the conversion of liabilities due to the buyback of debt bonds into a loan in the amount of PLN 5 000 thousand. This loan will be repaid by 28 February 2006. The loan bears an interest rate based on the lombard credit rate.

3. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and DFM ZANAM Sp. z o.o. (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. in the amount of PLN 1 700 thousand for the conversion of debt due to the buyback of debt bonds. This loan will be repaid by 31 July 2006, with profitability based on the lombard credit rate.

On 6 June 2003 the court registered the merger of the companies Dolnośląska Fabryka Maszyn ZANAM Sp. z o.o. and ZM "Legmet" Sp. z o.o. through the transfer of all assets of the company ZM "Legmet" Sp. z o.o. to the company DFM ZANAM Sp. z o.o. - current name of the company: DFM ZANAM-LEGMET Spółka z o.o. DSI S.A. owns 100% of the shares of DFM ZANAM-LEGMET Spółka z o.o.

4. Transactions entered into between DSI SA in Lubin (a subsidiary of KGHM Polska Miedź S.A.) and KWARCE SA (a subsidiary of DSI SA) relating to the granting of a loan by DSI S.A. of PLN 4 200 thousand, intended for the

KGHM Polska Miedź S.A. SA-QS III / 2003 in '000 PLN

conversion of debt due to the buyback of debt bonds. This loan will be repaid by KWARCE SA on the following dates:
PLN 3 300 thousand by 30 June 2005,
PLN 900 thousand by 31 October 2005.
Profitability based on the variable lombard credit rate of the NBP.
The transaction having the highest value was entered into on 25 March 2003 and relates to the conversion of liabilities due to the buyback of debt bonds for a loan in the amount of PLN 3 300 thousand.

5. Transactions entered into between KGHM Polska Miedź SA. and Telefonia DIALOG SA (a subsidiary of KGHM Polska Miedź S.A.) related to the acquisition by KGHM Polska Miedź SA of the bonds of Telefonia DIALOG SA. having a total nominal value of PLN 1 379 800 thousand, i.e.:

- On 15 July 2003, 9 150 bonds having a nominal value of PLN 915 000 thousand,
- On 15 July 2003, 1 708 bonds having a nominal value of PLN 170 800 thousand.

These bonds bear an interest rate of WIBOR 1M + a margin of 1.4%.
Maturity of these bonds is by 18 December 2006.

- On 15 July 2003, 2 940 bonds having a nominal value of PLN 294 000 thousand.

These bonds bear an interest rate of WIBOR 1M from the day prior to the interest payment date.
Maturity of these bonds is by 17 July 2006.

This bond issue replaces the existing issuance having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, which matured on 15 July 2003.

XI. INFORMATION ON THE GRANTING BY KGHM POLSKA MIEDŹ S.A. OR BY A SUBSIDIARY OF SECURITY ON CREDIT OR LOANS, OR OF GUARANTEES – IN TOTAL TO A SINGLE ENTITY OR SUBSIDIARY, IF THE TOTAL VALUE OF EXISTING SECURITIES OR GUARANTEES REPRESENTS THE EQUIVALENT OF AT LEAST 10% OF THE SHAREHOLDERS' CAPITAL OF KGHM POLSKA MIEDŹ S.A.

During the period from 1 January to 30 September 2003 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the shareholders' funds of KGHM Polska Miedź S.A..

XII. OTHER INFORMATION IMPORTANT FOR EVALUATION OF THE EMPLOYMENT, ASSETS, FINANCES AND FINANCIAL RESULT AND ANY CHANGES THERETO, AND INFORMATION WHICH IS IMPORTANT FOR EVALUATING THE CAPACITY TO MEET LIABILITIES

In the month of June 2003 - based on a decision taken by the Tax Control Authority after a Treasury audit for the year 2001- KGHM Polska Miedź S.A. executed a payment to the State budget due to additional VAT assessment together with penalties and interest. This payment in the amount of PLN 25 908 thousand is shown in the balance sheet as a State budget debtor. From this assessment, the amount of PLN 24 103 thousand was recognised in off-balance sheet liabilities, while the difference was charged to the financial result for 2002. This decision has been appealed to the Tax Office.
On 3 November 2003 the Management Board of KGHM Polska Miedź S.A. was informed of the passage of a decision by the Legnica Branch of the Tax Office in Wrocław which overruled the decision of the Director of the Tax Control Authority in Wrocław, and ordered the matter to be reheard.

XIII. FACTORS IMPACTING THE FINANCIAL RESULTS OF THE CAPITAL GROUP, AT LEAST IN THE FOLLOWING QUARTER

The largest impact on the results of the Capital Group is from the dominant entity – KGHM Polska Miedź S.A. – and from Telefonia Dialog S.A. As a result, the most significant factors impacting the results of the Capital Group through the dominant entity are:

- copper and silver prices on metals markets,
- the PLN/USD exchange rate,
- electrolytic copper production costs, and
- the credit servicing costs of KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting risks associated with macroeconomic factors (copper prices, PLN/USD exchange rate).

In addition – through Telefonia DIALOG S.A. – a major factor impacting the results of the Capital Group will be the anticipated regulation of the question of licensing liabilities through their conversion into company infrastructural investments. Finalisation of the procedures for cancellation of the licensing liabilities of Telefonia DIALOG S.A. will significantly alter the balance sheet of this company, and will improve the financial result of Telefonia DIALOG S.A.

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

GŁÓWNY KSIĘGOWY
Jacek Sieniawski

PREZES ZARZĄDU
Stanisław Speczik

Lubin, 14 November 2003

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek